RICHARDSON & PATEL, LLP
                        10900 Wilshire Boulevard, Suite 500
                           Los Angeles, California, 90024


                                  October 26, 2005


Via  EDGAR Transmission and Federal Express

United States Securities and Exchange Commission
Office of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. H. Christopher Owings, Assistant Director
            Ms. Anita Karu, Attorney Advisor

      Re:   Comment Letter dated September 2, 2005
            File No. 0-52484
            Fortune Oil & Gas, Inc.
            Registration Statement on Form 10, Amendment No. 1

Dear Mr. Owings:

      On behalf of Fortune Oil & Gas, Inc. (the "Company"), we enclose as supplemental information certain "reserve reports" in connection with our previously filed response to Staff's comments, filed on October 18, 2005. The attached supplemental information is responsive to Staff comment number 29, reprinted below.

      29. Please provide us with the reserve report by Petroleum Geo-Services.

      In response to Staff Comments, we are attaching the reserve report to this Response Letter.

      We hope that the information contained in this letter completes the information set forth in the Company's response letter of October 18, 2005. Please do not hesitate to contact the undersigned by telephone at
      (310) 208-1182, or by facsimile at (310) 208-1154 for further assistance.



                                    Very truly yours,
                                    RICHARDSON & PATEL LLP

                                    By:
                                        -----------------------
                                        Jennifer A. Post, Esq.

Cc: Mr. James Wensveen

The Directors
Fortune Oil & Gas Inc.
Suite # 305 - 1656 Martin Drive
White Rock, B.C.  V4A 6E7
CANADA

                                                                 18th March 2005

Dear Sirs,

           Re: Oil & Gas Reserves of the Camar Field, Offshore Indonesia


      At your request we have performed an independent assessment of the reserves of the Camar oilfield, offshore Indonesia. We have conducted the evaluation in accordance with accepted industry practice, based on information made available to PGS Reservoir Ltd ("PGS") during a visit to the offices of Indo-Pacific Resources (Java) Ltd in July 2004.

      A summary of the reserves assessment as at 31st December 1999 is presented below:

             ---------------------------------------------------------
             Reserves          Proved        Proved         Total
             Category:-       Developed    Undeveloped     Proved
                               mmbbls        mmbbls        mmbbls
             ---------------------------------------------------------
             Gross              1.104         0.000         1.104
             ---------------------------------------------------------
             Net to IPRJ        0.983         0.000         0.983
             ---------------------------------------------------------

      There are currently no gas reserves in the Camar field which can be admitted to the Proved category.

      The reserves have been estimated in accordance with the definition of Proved Reserves included within Rule 4-10(a) of Regulation S-X of the US Securities Exchange act of 1934.

Professional Qualifications

      PGS Reservoir Limited is an independent consultancy specialising in petroleum reservoir evaluation and economic analysis. Except for the provision of professional services on a fee basis, PGS Reservoir Limited, does not have a commercial arrangement with any other person or company involved in the interests which are the subject of this letter.

Introduction

      In carrying out this evaluation PGS have relied upon information provided by Fortune Oil & Gas Inc., via its wholly owned subsidiary Indo-Pacific Resources (Java) Ltd. (IPRJ). This consisted of engineering and exploration data, technical reports, interpreted data, costs and commercial data. The interpreted data and technical reports all pre-date Fortune's involvement in the Bawean Production Sharing Contract area, in which the Camar field lies.

      In estimating the reserves, we have used the standard techniques of petroleum engineering. The Camar field is relatively mature, and performance extrapolation methods have primarily been used to estimate reserves.

      It should be noted that whilst the uncertainty in the estimate of ultimate recovery of a mature field tends to decrease with time, the uncertainty in the reserves tends to increase in the late stages of the field's life. The absolute magnitude of the uncertainties may be decreasing, but they represent an increasing proportion of what remains.

      Reserves definitions as they apply to the estimates disclosed in this letter are presented in Appendix 1.

Camar Field


      The Camar field lies approximately 50 miles offshore the northern coast of eastern Java in the Bawean Production Sharing Contract Area. The discovery well, JS-1/1 was drilled in 1970 by Cities Service, and two appraisal wells were also drilled in the early 1970s. The discovery well tested 1,200 b/d of oil from the upper Oligocene Kujung II carbonates, but the discovery was considered non-commercial at that time, and the contract area was relinquished.

      In 1981, Kerr-McGee were awarded the Bawean Production Sharing Contract Area, and between 1982 and 1985 they drilled three further Camar field appraisal wells. Texas Eastern then drilled another two wells in 1986, having taken over operatorship from Kerr-McGee. Texas Eastern prepared a development plan for Camar, but were bought by Enterprise Oil before it was implemented. The development was therefore undertaken by Enterprise, with six development wells being drilled in 1989- 1990, and first oil production occurring from the field in 1991.

      Field performance did not live up to the operator's expectations, and the field was shut-in during 1994, due to low reservoir pressure and increasing water production problems. The Bawean PSC area was then purchased by Carmanah Resources Limited, through a wholly owned subsidiary named GFB Resources (Java) Ltd. GFB undertook some additional development drilling, and added three more development wells during 1997 - 1998. The field was again shut-in during 1999.

      In May 2000 Fortune Oil & Gas Inc. acquired the Bawean PSC area through their wholly owned subsidiary Indo-Pacific Resources (Java) Ltd., and the Camar field was re-activated to commence production again in January 2001. The field was once again shut-in at the end of March 2004, and has remained so since then. At that time, four wells from a total of nine were still on production, with around eighty five percent of the total oil production coming from one well in the southern lobe.

      The Camar field is a twin-lobed structure trending North-East to South-West, and all the oil production is from the Kujung II (upper Oligocene) unit. This unit is a complex fractured carbonate at an average depth of about 3,800 feet, which is sub-divided into upper and lower intervals, both of which are capped by shales. Oil is present in the upper limestone interval (the Kujung II Upper zone), but the potential pay zones of these reservoirs are difficult to correlate and appear to be isolated from one another. This zone was tested in the Camar 6 well, but it had poor permeability.

      The principal productive zones in the Camar field are in the lower limestone interval of the Kujung II unit, which are subdivided into the Kujung II LL1, LL2, LL3, and LL4 zones, from youngest to oldest. The Kujung II unit is heterogeneous, and was deposited in a low-energy, carbonate shelf environment. Below the LL4 limestone is a clastic zone - the LL4 sandstone. This zone has proved reserves in the Camar 6 well over a limited area of the North-Eastern lobe.

      The Kujung II reservoirs are cut by faults and fractures related to the underlying basement topography that increases original matrix permeability and improves flow into existing producing wells.

      Above the Kujung II unit lies the Kujung I unit, which is a massive, fractured, shallow marine limestone deposit at a depth of approximately 2,700 feet. It conformably overlies the Kujung II carbonates, and is gas bearing, although the only production from this unit is gas for use in gas-lifting wells completed on the Kujung II.

      The producing mechanism for the field is a mixture of simple depletion and natural water influx. However, the natural water drive is not particularly strong, and reservoir pressures have dropped below the bubble point of the oil, leading to increased gas-oil ratios. Nevertheless, water is able to enter the wells via the fracture network, resulting in high producing water cuts in many of the wells. No secondary recovery projects have been implemented in the Camar field, and no fluids are injected into the reservoir.

      Camar oil is sweet, with an gravity of around 38(degree) API, and an initial solution gas-oil ratio of approximately 550 scf/bbl.

       The field producing infrastructure consists of three fixed structures, plus a floating storage vessel named the Fortuna Ayu. A central processing platform is located on the southern lobe of the field, and this platform processes all the field production and pipes the stabilized oil to the floating storage unit. The platform is unmanned; all production operations are controlled from the Fortuna Ayu.

       Two further structures are located in the northern lobe of the field, these being a wellhead production platform which is host to three production wells, and a monopod tower which is host to an additional two wells. Produced fluids from these two platforms are sent to the central processing platform via a 6" pipeline.

       Produced gas in excess of fuel requirements is flared.

       Camar is operated under a production sharing contract, which for this field has relatively straight-forward terms. There is no royalty, although there is a "First Tranche Provision" (FTP) which is a percentage of the gross production revenue that is shared directly with the government, before any cost recovery or profit oil is taken. The FTP is 20 percent of the gross production revenue, and the contractor group is entitled to a 45.45 percent share of it. Allowable costs are recovered from the remaining 80 percent of the gross production, with any unused cost oil being shared with the government in the same proportions as the FTP.

       Because the field has historically not performed as well as the operator had predicted, there is a large un-recovered cost pool still associated with the Camar field, and consequently all the permitted cost oil allowance will revert to the contractor group. Indo-Pacific Resources
       (Java) Ltd therefore retains 89.09 percent of the proceeds of the crude sales. Sales are normally made to Pertamina for US dollars at the prevailing Indonesian crude price, which tends to approximate the price received for West Texas Intermediate.

       Reserves for the Camar field have been estimated using extrapolations of existing performance trends, and the predicted profile has been truncated in the month when the gross revenue is exceeded by the field operating costs. The oil price used in the economic limit calculation is the average WTI price for the week in which the 31st December falls, and the fixed and variable operating costs have been estimated from copies of the financial reports submitted by Indo-Pacific Resources (Java) Ltd. to the Indonesian authorities.

       There are no further development activities or production enhancement projects in the future budgets which can be expected to arrest the decline trends observed in the historical production data, or result in any future reserve additions. If the field was shut-in prior to the year-end, it has been assumed that production would re-commence at the beginning of the new year.

       As of the 31st December 1999, the ultimate recovery and remaining reserves for the Camar field are estimated to be as follows:


                               Gross                         Net
                   Cumulative   Annual  Average Cumulative  Annual    Average
           Year    Production Production  Rate  Production Production   Rate
                      mmbbls   mmbbls    bbls/d    mmbbls   mmbbls     bbls/d
         31-Dec-99     9.467                       8.434
         31-Dec-00     9.969    0.502    1,372     8.882    0.447       1,222
         31-Dec-01    10.276    0.307      840     9.155    0.273         748
         31-Dec-02    10.464    0.188      514     9.322    0.167         458
         31-Dec-03    10.571    0.107      294     9.418    0.096         261
         31-Dec-04    10.571    0.000        0     9.418    0.000           0

       Reserves at  31-Dec-99   1.104   mmbbls     0.983   mmbbls        net


      This evaluation has been supervised by Mr. J. R. Thompson, Head of Reserves Evaluations for PGS Reservoir Limited. Mr. Thompson has 31 years of varied petroleum and reservoir engineering experience. He has an MA in Natural Sciences, and is a Chartered Engineer. Other PGS employees involved in this work hold at least a bachelor degree (or its equivalent) in geology, geophysics, petroleum engineering or a related subject and have at least five years' relevant experience in the practice of geology, geophysics or petroleum engineering.

Basis of Opinion

       The evaluation presented in this letter reflects our informed judgements based on accepted standards of professional investigation, but is subject to generally recognised uncertainties associated with the interpretation of geological, geophysical and engineering data. The valuation has been conducted within our understanding of the effects of petroleum legislation, taxation, and other regulations that currently apply to the Camar Field. However, PGS is not in a position to attest to property title, financial interest relationships or encumbrances related to these properties.

       It should be understood that any evaluation of hydrocarbon resources, is subject to government policies and market conditions prevailing at the time of the evaluation. Future changes can cause the total quantities of petroleum recovered to vary from those endorsed in this letter.

       Yours faithfully
       PGS Reservoir Limited.






       Jeremy R. Thompson M.A., C.Eng., M.I.M.M.
       Head of Reserves Evaluations

Appendix 1: Definitions & Glossary

1) The following reserves definitions are used in this letter. These are extracted from Rule 4-10(a) of Regulation S-X of the Securities Exchange act of 1934:

Proved Oil and Gas Reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions i.e. prices and costs as of the data the estimate is made. Prices include consideration of changes in existing prices provided only be contractual arrangements, but no on escalations based upon future conditions.


(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and (b) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the 'proved' classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii) Estimates of proved reserves do not include the following : (a) oil that may become available from known reservoirs but is classified separately as 'indicated additional reserves', (b) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (c) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (d) crude oil, natural gas, and natural gas liquids that may be recovered from oil shales, coal, gilsonite and other such sources.


Proved Developed Oil and Gas Reserves

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as 'proved developed reserves' only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.


Proved Undeveloped Reserves

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing well where a relatively major expenditure is required for re-completion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

                                                           PGS Reservoir Limited
                                                                PGS Thames House
                                                                  17 Marlow Road
                                                                      Maidenhead
                                                                   Berks SL6 7AA


The Directors
Fortune Oil & Gas Inc.
Suite # 305 - 1656 Martin Drive
White Rock, B.C.  V4A 6E7
CANADA

                                                                 18th March 2005

Dear Sirs,

        Re: Oil & Gas Reserves of the Camar Field, Offshore Indonesia


      At your request we have performed an independent assessment of the reserves of the Camar oilfield, offshore Indonesia. We have conducted the evaluation in accordance with accepted industry practice, based on information made available to PGS Reservoir Ltd ("PGS") during a visit to the offices of Indo-Pacific Resources (Java) Ltd in July 2004.

      A summary of the reserves assessment as at 31st December 2000 is presented below:

             ---------------------------------------------------------
             Reserves          Proved        Proved         Total
             Category:-       Developed    Undeveloped     Proved
                               mmbbls        mmbbls        mmbbls
             ---------------------------------------------------------
             Gross              1.119         0.000         1.119
             ---------------------------------------------------------
             Net to IPRJ        0.997         0.000         0.997
             ---------------------------------------------------------

      There are currently no gas reserves in the Camar field which can be admitted to the Proved category.

      The reserves have been estimated in accordance with the definition of Proved Reserves included within Rule 4-10(a) of Regulation S-X of the US Securities Exchange act of 1934.

Professional Qualifications

      PGS Reservoir Limited is an independent consultancy specialising in petroleum reservoir evaluation and economic analysis. Except for the provision of professional services on a fee basis, PGS Reservoir Limited, does not have a commercial arrangement with any other person or company involved in the interests which are the subject of this letter.

Introduction

      In carrying out this evaluation PGS have relied upon information provided by Fortune Oil & Gas Inc., via its wholly owned subsidiary Indo-Pacific Resources (Java) Ltd. (IPRJ). This consisted of engineering and exploration data, technical reports, interpreted data, costs and commercial data. The interpreted data and technical reports all pre-date Fortune's involvement in the Bawean Production Sharing Contract area, in which the Camar field lies.

      In estimating the reserves, we have used the standard techniques of petroleum engineering. The Camar field is relatively mature, and performance extrapolation methods have primarily been used to estimate reserves.

      It should be noted that whilst the uncertainty in the estimate of ultimate recovery of a mature field tends to decrease with time, the uncertainty in the reserves tends to increase in the late stages of the field's life. The absolute magnitude of the uncertainties may be decreasing, but they represent an increasing proportion of what remains.

      Reserves definitions as they apply to the estimates disclosed in this letter are presented in Appendix 1.

Camar Field


      The Camar field lies approximately 50 miles offshore the northern coast of eastern Java in the Bawean Production Sharing Contract Area. The discovery well, JS-1/1 was drilled in 1970 by Cities Service, and two appraisal wells were also drilled in the early 1970s. The discovery well tested 1,200 b/d of oil from the upper Oligocene Kujung II carbonates, but the discovery was considered non-commercial at that time, and the contract area was relinquished.

      In 1981, Kerr-McGee were awarded the Bawean Production Sharing Contract Area, and between 1982 and 1985 they drilled three further Camar field appraisal wells. Texas Eastern then drilled another two wells in 1986, having taken over operatorship from Kerr-McGee. Texas Eastern prepared a development plan for Camar, but were bought by Enterprise Oil before it was implemented. The development was therefore undertaken by Enterprise, with six development wells being drilled in 1989- 1990, and first oil production occurring from the field in 1991.

      Field performance did not live up to the operator's expectations, and the field was shut-in during 1994, due to low reservoir pressure and increasing water production problems. The Bawean PSC area was then purchased by Carmanah Resources Limited, through a wholly owned subsidiary named GFB Resources (Java) Ltd. GFB undertook some additional development drilling, and added three more development wells during 1997 - 1998. The field was again shut-in during 1999.

      In May 2000 Fortune Oil & Gas Inc. acquired the Bawean PSC area through their wholly owned subsidiary Indo-Pacific Resources (Java) Ltd., and the Camar field was re-activated to commence production again in January 2001. The field was once again shut-in at the end of March 2004, and has remained so since then. At that time, four wells from a total of nine were still on production, with around eighty five percent of the total oil production coming from one well in the southern lobe.

      The Camar field is a twin-lobed structure trending North-East to South-West, and all the oil production is from the Kujung II (upper Oligocene) unit. This unit is a complex fractured carbonate at an average depth of about 3,800 feet, which is sub-divided into upper and lower intervals, both of which are capped by shales. Oil is present in the upper limestone interval (the Kujung II Upper zone), but the potential pay zones of these reservoirs are difficult to correlate and appear to be isolated from one another. This zone was tested in the Camar 6 well, but it had poor permeability.

      The principal productive zones in the Camar field are in the lower limestone interval of the Kujung II unit, which are subdivided into the Kujung II LL1, LL2, LL3, and LL4 zones, from youngest to oldest. The Kujung II unit is heterogeneous, and was deposited in a low-energy, carbonate shelf environment. Below the LL4 limestone is a clastic zone - the LL4 sandstone. This zone has proved reserves in the Camar 6 well over a limited area of the North-Eastern lobe.

      The Kujung II reservoirs are cut by faults and fractures related to the underlying basement topography that increases original matrix permeability and improves flow into existing producing wells.

      Above the Kujung II unit lies the Kujung I unit, which is a massive, fractured, shallow marine limestone deposit at a depth of approximately 2,700 feet. It conformably overlies the Kujung II carbonates, and is gas bearing, although the only production from this unit is gas for use in gas-lifting wells completed on the Kujung II.

      The producing mechanism for the field is a mixture of simple depletion and natural water influx. However, the natural water drive is not particularly strong, and reservoir pressures have dropped below the bubble point of the oil, leading to increased gas-oil ratios. Nevertheless, water is able to enter the wells via the fracture network, resulting in high producing water cuts in many of the wells. No secondary recovery projects have been implemented in the Camar field, and no fluids are injected into the reservoir.

      Camar oil is sweet, with an gravity of around 38(degree) API, and an initial solution gas-oil ratio of approximately 550 scf/bbl.

       The field producing infrastructure consists of three fixed structures, plus a floating storage vessel named the Fortuna Ayu. A central processing platform is located on the southern lobe of the field, and this platform processes all the field production and pipes the stabilized oil to the floating storage unit. The platform is unmanned; all production operations are controlled from the Fortuna Ayu.

       Two further structures are located in the northern lobe of the field, these being a wellhead production platform which is host to three production wells, and a monopod tower which is host to an additional two wells. Produced fluids from these two platforms are sent to the central processing platform via a 6" pipeline.

       Produced gas in excess of fuel requirements is flared.

       Camar is operated under a production sharing contract, which for this field has relatively straight-forward terms. There is no royalty, although there is a "First Tranche Provision" (FTP) which is a percentage of the gross production revenue that is shared directly with the government, before any cost recovery or profit oil is taken. The FTP is 20 percent of the gross production revenue, and the contractor group is entitled to a 45.45 percent share of it. Allowable costs are recovered from the remaining 80 percent of the gross production, with any unused cost oil being shared with the government in the same proportions as the FTP.

       Because the field has historically not performed as well as the operator had predicted, there is a large un-recovered cost pool still associated with the Camar field, and consequently all the permitted cost oil allowance will revert to the contractor group. Indo-Pacific Resources
       (Java) Ltd therefore retains 89.09 percent of the proceeds of the crude sales. Sales are normally made to Pertamina for US dollars at the prevailing Indonesian crude price, which tends to approximate the price received for West Texas Intermediate.

       Reserves for the Camar field have been estimated using extrapolations of existing performance trends, and the predicted profile has been truncated in the month when the gross revenue is exceeded by the field operating costs. The oil price used in the economic limit calculation is the average WTI price for the week in which the 31st December falls, and the fixed and variable operating costs have been estimated from copies of the financial reports submitted by Indo-Pacific Resources (Java) Ltd. to the Indonesian authorities.

       There are no further development activities or production enhancement projects in the future budgets which can be expected to arrest the decline trends observed in the historical production data, or result in any future reserve additions. If the field was shut-in prior to the year-end, it has been assumed that production would re-commence at the beginning of the new year.

       As of the 31st December 2000, the ultimate recovery and remaining reserves for the Camar field are estimated to be as follows:


                                Gross                          Net
                   Cumulative   Annual  Average  Cumulative   Annual    Average
           Year    Production Production  Rate   Production Production    Rate
                      mmbbls   mmbbls    bbls/d    mmbbls     mmbbls     bbls/d
         31-Dec-00     9.467                       8.434
         31-Dec-01     9.968    0.501    1,373     8.881     0.446        1,222
         31-Dec-02    10.275    0.307      841     9.154     0.273          749
         31-Dec-03    10.463    0.188      515     9.322     0.168          458
         31-Dec-04    10.579    0.115      315     9.425     0.103          280
         31-Dec-05    10.586    0.007       20     9.431     0.007           18
         31-Dec-06    10.586    0.000        0     9.431     0.000            0

       Reserves at  31-Dec-00   1.119   mmbbls     0.997    mmbbls     net


       This evaluation has been supervised by Mr. J. R. Thompson, Head of Reserves Evaluations for PGS Reservoir Limited. Mr. Thompson has 31 years of varied petroleum and reservoir engineering experience. He has an MA in Natural Sciences, and is a Chartered Engineer. Other PGS employees involved in this work hold at least a bachelor degree (or its equivalent) in geology, geophysics, petroleum engineering or a related subject and have at least five years' relevant experience in the practice of geology, geophysics or petroleum engineering.

Basis of Opinion

       The evaluation presented in this letter reflects our informed judgements based on accepted standards of professional investigation, but is subject to generally recognised uncertainties associated with the interpretation of geological, geophysical and engineering data. The valuation has been conducted within our understanding of the effects of petroleum legislation, taxation, and other regulations that currently apply to the Camar Field. However, PGS is not in a position to attest to property title, financial interest relationships or encumbrances related to these properties.

       It should be understood that any evaluation of hydrocarbon resources, is subject to government policies and market conditions prevailing at the time of the evaluation. Future changes can cause the total quantities of petroleum recovered to vary from those endorsed in this letter.

       Yours faithfully
       PGS Reservoir Limited.








       Jeremy R. Thompson M.A., C.Eng., M.I.M.M.
       Head of Reserves Evaluations

Appendix 1: Definitions & Glossary

1) The following reserves definitions are used in this letter. These are extracted from Rule 4-10(a) of Regulation S-X of the Securities Exchange act of 1934:

Proved Oil and Gas Reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions i.e. prices and costs as of the data the estimate is made. Prices include consideration of changes in existing prices provided only be contractual arrangements, but no on escalations based upon future conditions.


(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and (b) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the 'proved' classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii) Estimates of proved reserves do not include the following : (a) oil that may become available from known reservoirs but is classified separately as 'indicated additional reserves', (b) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (c) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (d) crude oil, natural gas, and natural gas liquids that may be recovered from oil shales, coal, gilsonite and other such sources.


Proved Developed Oil and Gas Reserves

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as 'proved developed reserves' only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.


Proved Undeveloped Reserves

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing well where a relatively major expenditure is required for re-completion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

                                                           PGS Reservoir Limited
                                                                PGS Thames House
                                                                  17 Marlow Road
                                                                      Maidenhead
                                                                   Berks SL6 7AA


The Directors
Fortune Oil & Gas Inc.
Suite # 305 - 1656 Martin Drive
White Rock, B.C.  V4A 6E7
CANADA

                                                                 18th March 2005

Dear Sirs,

        Re: Oil & Gas Reserves of the Camar Field, Offshore Indonesia


      At your request we have performed an independent assessment of the reserves of the Camar oilfield, offshore Indonesia. We have conducted the evaluation in accordance with accepted industry practice, based on information made available to PGS Reservoir Ltd ("PGS") during a visit to the offices of Indo-Pacific Resources (Java) Ltd in July 2004.

      A summary of the reserves assessment as at 31st December 2001 is presented below:

             ---------------------------------------------------------
             Reserves          Proved        Proved         Total
             Category:-       Developed    Undeveloped     Proved
                               mmbbls        mmbbls        mmbbls
             ---------------------------------------------------------
             Gross              0.083         0.000         0.083
             ---------------------------------------------------------
             Net to IPRJ        0.074         0.000         0.074
             ---------------------------------------------------------

      There are currently no gas reserves in the Camar field which can be admitted to the Proved category.

      The reserves have been estimated in accordance with the definition of Proved Reserves included within Rule 4-10(a) of Regulation S-X of the US Securities Exchange act of 1934.

Professional Qualifications

      PGS Reservoir Limited is an independent consultancy specialising in petroleum reservoir evaluation and economic analysis. Except for the provision of professional services on a fee basis, PGS Reservoir Limited, does not have a commercial arrangement with any other person or company involved in the interests which are the subject of this letter.

Introduction

      In carrying out this evaluation PGS have relied upon information provided by Fortune Oil & Gas Inc., via its wholly owned subsidiary Indo-Pacific Resources (Java) Ltd. (IPRJ). This consisted of engineering and exploration data, technical reports, interpreted data, costs and commercial data. The interpreted data and technical reports all pre-date Fortune's involvement in the Bawean Production Sharing Contract area, in which the Camar field lies.

      In estimating the reserves, we have used the standard techniques of petroleum engineering. The Camar field is relatively mature, and performance extrapolation methods have primarily been used to estimate reserves.

      It should be noted that whilst the uncertainty in the estimate of ultimate recovery of a mature field tends to decrease with time, the uncertainty in the reserves tends to increase in the late stages of the field's life. The absolute magnitude of the uncertainties may be decreasing, but they represent an increasing proportion of what remains.

      Reserves definitions as they apply to the estimates disclosed in this letter are presented in Appendix 1.

Camar Field


      The Camar field lies approximately 50 miles offshore the northern coast of eastern Java in the Bawean Production Sharing Contract Area. The discovery well, JS-1/1 was drilled in 1970 by Cities Service, and two appraisal wells were also drilled in the early 1970s. The discovery well tested 1,200 b/d of oil from the upper Oligocene Kujung II carbonates, but the discovery was considered non-commercial at that time, and the contract area was relinquished.

      In 1981, Kerr-McGee were awarded the Bawean Production Sharing Contract Area, and between 1982 and 1985 they drilled three further Camar field appraisal wells. Texas Eastern then drilled another two wells in 1986, having taken over operatorship from Kerr-McGee. Texas Eastern prepared a development plan for Camar, but were bought by Enterprise Oil before it was implemented. The development was therefore undertaken by Enterprise, with six development wells being drilled in 1989- 1990, and first oil production occurring from the field in 1991.

      Field performance did not live up to the operator's expectations, and the field was shut-in during 1994, due to low reservoir pressure and increasing water production problems. The Bawean PSC area was then purchased by Carmanah Resources Limited, through a wholly owned subsidiary named GFB Resources (Java) Ltd. GFB undertook some additional development drilling, and added three more development wells during 1997 - 1998. The field was again shut-in during 1999.

      In May 2000 Fortune Oil & Gas Inc. acquired the Bawean PSC area through their wholly owned subsidiary Indo-Pacific Resources (Java) Ltd., and the Camar field was re-activated to commence production again in January 2001. The field was once again shut-in at the end of March 2004, and has remained so since then. At that time, four wells from a total of nine were still on production, with around eighty five percent of the total oil production coming from one well in the southern lobe.

      The Camar field is a twin-lobed structure trending North-East to South-West, and all the oil production is from the Kujung II (upper Oligocene) unit. This unit is a complex fractured carbonate at an average depth of about 3,800 feet, which is sub-divided into upper and lower intervals, both of which are capped by shales. Oil is present in the upper limestone interval (the Kujung II Upper zone), but the potential pay zones of these reservoirs are difficult to correlate and appear to be isolated from one another. This zone was tested in the Camar 6 well, but it had poor permeability.

      The principal productive zones in the Camar field are in the lower limestone interval of the Kujung II unit, which are subdivided into the Kujung II LL1, LL2, LL3, and LL4 zones, from youngest to oldest. The Kujung II unit is heterogeneous, and was deposited in a low-energy, carbonate shelf environment. Below the LL4 limestone is a clastic zone - the LL4 sandstone. This zone has proved reserves in the Camar 6 well over a limited area of the North-Eastern lobe.

      The Kujung II reservoirs are cut by faults and fractures related to the underlying basement topography that increases original matrix permeability and improves flow into existing producing wells.

      Above the Kujung II unit lies the Kujung I unit, which is a massive, fractured, shallow marine limestone deposit at a depth of approximately 2,700 feet. It conformably overlies the Kujung II carbonates, and is gas bearing, although the only production from this unit is gas for use in gas-lifting wells completed on the Kujung II.

      The producing mechanism for the field is a mixture of simple depletion and natural water influx. However, the natural water drive is not particularly strong, and reservoir pressures have dropped below the bubble point of the oil, leading to increased gas-oil ratios. Nevertheless, water is able to enter the wells via the fracture network, resulting in high producing water cuts in many of the wells. No secondary recovery projects have been implemented in the Camar field, and no fluids are injected into the reservoir.

      Camar oil is sweet, with an gravity of around 38(degree) API, and an initial solution gas-oil ratio of approximately 550 scf/bbl.

      The field producing infrastructure consists of three fixed structures, plus a floating storage vessel named the Fortuna Ayu. A central processing platform is located on the southern lobe of the field, and this platform processes all the field production and pipes the stabilized oil to the floating storage unit. The platform is unmanned; all production operations are controlled from the Fortuna Ayu.

      Two further structures are located in the northern lobe of the field, these being a wellhead production platform which is host to three production wells, and a monopod tower which is host to an additional two wells. Produced fluids from these two platforms are sent to the central processing platform via a 6" pipeline.

      Produced gas in excess of fuel requirements is flared.

      Camar is operated under a production sharing contract, which for this field has relatively straight-forward terms. There is no royalty, although there is a "First Tranche Provision" (FTP) which is a percentage of the gross production revenue that is shared directly with the government, before any cost recovery or profit oil is taken. The FTP is 20 percent of the gross production revenue, and the contractor group is entitled to a
      45.45 percent share of it. Allowable costs are recovered from the remaining 80 percent of the gross production, with any unused cost oil being shared with the government in the same proportions as the FTP.

      Because the field has historically not performed as well as the operator had predicted, there is a large un-recovered cost pool still associated with the Camar field, and consequently all the permitted cost oil allowance will revert to the contractor group. Indo-Pacific Resources
      (Java) Ltd therefore retains 89.09 percent of the proceeds of the crude sales. Sales are normally made to Pertamina for US dollars at the prevailing Indonesian crude price, which tends to approximate the price received for West Texas Intermediate.

      Reserves for the Camar field have been estimated using extrapolations of existing performance trends, and the predicted profile has been truncated in the month when the gross revenue is exceeded by the field operating costs. The oil price used in the economic limit calculation is the average WTI price for the week in which the 31st December falls, and the fixed and variable operating costs have been estimated from copies of the financial reports submitted by Indo-Pacific Resources (Java) Ltd. to the Indonesian authorities.

      There are no further development activities or production enhancement projects in the future budgets which can be expected to arrest the decline trends observed in the historical production data, or result in any future reserve additions. If the field was shut-in prior to the year-end, it has been assumed that production would re-commence at the beginning of the new year.

      As of the 31st December 2001, the ultimate recovery and remaining reserves for the Camar field are estimated to be as follows:


                          Gross                              Net
             Cumulative   Annual    Average   Cumulative    Annual    Average
    Year     Production Production   Rate     Production  Production    Rate
               mmbbls     mmbbls     bbls/d      mmbbls     mmbbls     bbls/d

  31-Dec-01     9.767                           8.702
  31-Dec-02     9.850     0.083       226       8.775        0.074      201
  31-Dec-03     9.850     0.000         0       8.775        0.000        0
  31-Dec-04     9.850     0.000         0       8.775        0.000        0
  31-Dec-05     9.850     0.000         0       8.775        0.000        0
  31-Dec-06     9.850     0.000         0       8.775        0.000        0

Reserves at   31-Dec-01   0.083     mmbbls      0.074       mmbbls       net


      This evaluation has been supervised by Mr. J. R. Thompson, Head of Reserves Evaluations for PGS Reservoir Limited. Mr. Thompson has 31 years of varied petroleum and reservoir engineering experience. He has an MA in Natural Sciences, and is a Chartered Engineer. Other PGS employees involved in this work hold at least a bachelor degree (or its equivalent) in geology, geophysics, petroleum engineering or a related subject and have at least five years' relevant experience in the practice of geology, geophysics or petroleum engineering.

Basis of Opinion

       The evaluation presented in this letter reflects our informed judgements based on accepted standards of professional investigation, but is subject to generally recognised uncertainties associated with the interpretation of geological, geophysical and engineering data. The valuation has been conducted within our understanding of the effects of petroleum legislation, taxation, and other regulations that currently apply to the Camar Field. However, PGS is not in a position to attest to property title, financial interest relationships or encumbrances related to these properties.

       It should be understood that any evaluation of hydrocarbon resources, is subject to government policies and market conditions prevailing at the time of the evaluation. Future changes can cause the total quantities of petroleum recovered to vary from those endorsed in this letter.

       Yours faithfully
       PGS Reservoir Limited.








       Jeremy R. Thompson M.A., C.Eng., M.I.M.M.
       Head of Reserves Evaluations

Appendix 1: Definitions & Glossary

1) The following reserves definitions are used in this letter. These are extracted from Rule 4-10(a) of Regulation S-X of the Securities Exchange act of 1934:

Proved Oil and Gas Reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions i.e. prices and costs as of the data the estimate is made. Prices include consideration of changes in existing prices provided only be contractual arrangements, but no on escalations based upon future conditions.


(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and (b) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the 'proved' classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii) Estimates of proved reserves do not include the following : (a) oil that may become available from known reservoirs but is classified separately as 'indicated additional reserves', (b) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (c) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (d) crude oil, natural gas, and natural gas liquids that may be recovered from oil shales, coal, gilsonite and other such sources.


Proved Developed Oil and Gas Reserves

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as 'proved developed reserves' only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.


Proved Undeveloped Reserves

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing well where a relatively major expenditure is required for re-completion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

                                                           PGS Reservoir Limited
                                                                PGS Thames House
                                                                  17 Marlow Road
                                                                      Maidenhead
                                                                   Berks SL6 7AA


The Directors
Fortune Oil & Gas Inc.
Suite # 305 - 1656 Martin Drive
White Rock, B.C.  V4A 6E7
CANADA

                                                                 18th March 2005

Dear Sirs,

        Re: Oil & Gas Reserves of the Camar Field, Offshore Indonesia


      At your request we have performed an independent assessment of the reserves of the Camar oilfield, offshore Indonesia. We have conducted the evaluation in accordance with accepted industry practice, based on information made available to PGS Reservoir Ltd ("PGS") during a visit to the offices of Indo-Pacific Resources (Java) Ltd in July 2004.

      A summary of the reserves assessment as at 31st December 2002 is presented below:

             ---------------------------------------------------------
             Reserves          Proved        Proved         Total
             Category:-       Developed    Undeveloped     Proved
                               mmbbls        mmbbls        mmbbls
             ---------------------------------------------------------
             Gross              0.355         0.000         0.355
             ---------------------------------------------------------
             Net to IPRJ        0.316         0.000         0.316
             ---------------------------------------------------------

      There are currently no gas reserves in the Camar field which can be admitted to the Proved category.

      The reserves have been estimated in accordance with the definition of Proved Reserves included within Rule 4-10(a) of Regulation S-X of the US Securities Exchange act of 1934.

Professional Qualifications

      PGS Reservoir Limited is an independent consultancy specialising in petroleum reservoir evaluation and economic analysis. Except for the provision of professional services on a fee basis, PGS Reservoir Limited, does not have a commercial arrangement with any other person or company involved in the interests which are the subject of this letter.

Introduction

      In carrying out this evaluation PGS have relied upon information provided by Fortune Oil & Gas Inc., via its wholly owned subsidiary Indo-Pacific Resources (Java) Ltd. (IPRJ). This consisted of engineering and exploration data, technical reports, interpreted data, costs and commercial data. The interpreted data and technical reports all pre-date Fortune's involvement in the Bawean Production Sharing Contract area, in which the Camar field lies.

      In estimating the reserves, we have used the standard techniques of petroleum engineering. The Camar field is relatively mature, and performance extrapolation methods have primarily been used to estimate reserves.

      It should be noted that whilst the uncertainty in the estimate of ultimate recovery of a mature field tends to decrease with time, the uncertainty in the reserves tends to increase in the late stages of the field's life. The absolute magnitude of the uncertainties may be decreasing, but they represent an increasing proportion of what remains.

      Reserves definitions as they apply to the estimates disclosed in this letter are presented in Appendix 1.

Camar Field


      The Camar field lies approximately 50 miles offshore the northern coast of eastern Java in the Bawean Production Sharing Contract Area. The discovery well, JS-1/1 was drilled in 1970 by Cities Service, and two appraisal wells were also drilled in the early 1970s. The discovery well tested 1,200 b/d of oil from the upper Oligocene Kujung II carbonates, but the discovery was considered non-commercial at that time, and the contract area was relinquished.

      In 1981, Kerr-McGee were awarded the Bawean Production Sharing Contract Area, and between 1982 and 1985 they drilled three further Camar field appraisal wells. Texas Eastern then drilled another two wells in 1986, having taken over operatorship from Kerr-McGee. Texas Eastern prepared a development plan for Camar, but were bought by Enterprise Oil before it was implemented. The development was therefore undertaken by Enterprise, with six development wells being drilled in 1989- 1990, and first oil production occurring from the field in 1991.

      Field performance did not live up to the operator's expectations, and the field was shut-in during 1994, due to low reservoir pressure and increasing water production problems. The Bawean PSC area was then purchased by Carmanah Resources Limited, through a wholly owned subsidiary named GFB Resources (Java) Ltd. GFB undertook some additional development drilling, and added three more development wells during 1997 - 1998. The field was again shut-in during 1999.

      In May 2000 Fortune Oil & Gas Inc. acquired the Bawean PSC area through their wholly owned subsidiary Indo-Pacific Resources (Java) Ltd., and the Camar field was re-activated to commence production again in January 2001. The field was once again shut-in at the end of March 2004, and has remained so since then. At that time, four wells from a total of nine were still on production, with around eighty five percent of the total oil production coming from one well in the southern lobe.

      The Camar field is a twin-lobed structure trending North-East to South-West, and all the oil production is from the Kujung II (upper Oligocene) unit. This unit is a complex fractured carbonate at an average depth of about 3,800 feet, which is sub-divided into upper and lower intervals, both of which are capped by shales. Oil is present in the upper limestone interval (the Kujung II Upper zone), but the potential pay zones of these reservoirs are difficult to correlate and appear to be isolated from one another. This zone was tested in the Camar 6 well, but it had poor permeability.

      The principal productive zones in the Camar field are in the lower limestone interval of the Kujung II unit, which are subdivided into the Kujung II LL1, LL2, LL3, and LL4 zones, from youngest to oldest. The Kujung II unit is heterogeneous, and was deposited in a low-energy, carbonate shelf environment. Below the LL4 limestone is a clastic zone - the LL4 sandstone. This zone has proved reserves in the Camar 6 well over a limited area of the North-Eastern lobe.

      The Kujung II reservoirs are cut by faults and fractures related to the underlying basement topography that increases original matrix permeability and improves flow into existing producing wells.

      Above the Kujung II unit lies the Kujung I unit, which is a massive, fractured, shallow marine limestone deposit at a depth of approximately 2,700 feet. It conformably overlies the Kujung II carbonates, and is gas bearing, although the only production from this unit is gas for use in gas-lifting wells completed on the Kujung II.

      The producing mechanism for the field is a mixture of simple depletion and natural water influx. However, the natural water drive is not particularly strong, and reservoir pressures have dropped below the bubble point of the oil, leading to increased gas-oil ratios. Nevertheless, water is able to enter the wells via the fracture network, resulting in high producing water cuts in many of the wells. No secondary recovery projects have been implemented in the Camar field, and no fluids are injected into the reservoir.

      Camar oil is sweet, with an gravity of around 38(degree) API, and an initial solution gas-oil ratio of approximately 550 scf/bbl.

      The field producing infrastructure consists of three fixed structures, plus a floating storage vessel named the Fortuna Ayu. A central processing platform is located on the southern lobe of the field, and this platform processes all the field production and pipes the stabilized oil to the floating storage unit. The platform is unmanned; all production operations are controlled from the Fortuna Ayu.

      Two further structures are located in the northern lobe of the field, these being a wellhead production platform which is host to three production wells, and a monopod tower which is host to an additional two wells. Produced fluids from these two platforms are sent to the central processing platform via a 6" pipeline.

      Produced gas in excess of fuel requirements is flared.

      Camar is operated under a production sharing contract, which for this field has relatively straight-forward terms. There is no royalty, although there is a "First Tranche Provision" (FTP) which is a percentage of the gross production revenue that is shared directly with the government, before any cost recovery or profit oil is taken. The FTP is 20 percent of the gross production revenue, and the contractor group is entitled to a
      45.45 percent share of it. Allowable costs are recovered from the remaining 80 percent of the gross production, with any unused cost oil being shared with the government in the same proportions as the FTP.

      Because the field has historically not performed as well as the operator had predicted, there is a large un-recovered cost pool still associated with the Camar field, and consequently all the permitted cost oil allowance will revert to the contractor group. Indo-Pacific Resources
      (Java) Ltd therefore retains 89.09 percent of the proceeds of the crude sales. Sales are normally made to Pertamina for US dollars at the prevailing Indonesian crude price, which tends to approximate the price received for West Texas Intermediate.

      Reserves for the Camar field have been estimated using extrapolations of existing performance trends, and the predicted profile has been truncated in the month when the gross revenue is exceeded by the field operating costs. The oil price used in the economic limit calculation is the average WTI price for the week in which the 31st December falls, and the fixed and variable operating costs have been estimated from copies of the financial reports submitted by Indo-Pacific Resources (Java) Ltd. to the Indonesian authorities.

      There are no further development activities or production enhancement projects in the future budgets which can be expected to arrest the decline trends observed in the historical production data, or result in any future reserve additions. If the field was shut-in prior to the year-end, it has been assumed that production would re-commence at the beginning of the new year.

      As of the 31st December 2002, the ultimate recovery and remaining reserves for the Camar field are estimated to be as follows:


                                 Gross                            Net
                    Cumulative   Annual    Average Cumulative    Annual  Average
           Year     Production Production   Rate   Production  Production   Rate
                      mmbbls     mmbbls    bbls/d     mmbbls     mmbbls   bbls/d

         31-Dec-02     9.872                          8.795
         31-Dec-03    10.058     0.186       509      8.960      0.165      453
         31-Dec-04    10.172     0.114       311      9.062      0.102      277
         31-Dec-05    10.227     0.055       151      9.111      0.049      134
         31-Dec-06    10.227     0.000         0      9.111      0.000        0
         31-Dec-07    10.227     0.000         0      9.111      0.000        0

       Reserves at   31-Dec-02   0.355     mmbbls     0.316      mmbbls      net


      This evaluation has been supervised by Mr. J. R. Thompson, Head of Reserves Evaluations for PGS Reservoir Limited. Mr. Thompson has 31 years of varied petroleum and reservoir engineering experience. He has an MA in Natural Sciences, and is a Chartered Engineer. Other PGS employees involved in this work hold at least a bachelor degree (or its equivalent) in geology, geophysics, petroleum engineering or a related subject and have at least five years' relevant experience in the practice of geology, geophysics or petroleum engineering.

Basis of Opinion

       The evaluation presented in this letter reflects our informed judgements based on accepted standards of professional investigation, but is subject to generally recognised uncertainties associated with the interpretation of geological, geophysical and engineering data. The valuation has been conducted within our understanding of the effects of petroleum legislation, taxation, and other regulations that currently apply to the Camar Field. However, PGS is not in a position to attest to property title, financial interest relationships or encumbrances related to these properties.

       It should be understood that any evaluation of hydrocarbon resources, is subject to government policies and market conditions prevailing at the time of the evaluation. Future changes can cause the total quantities of petroleum recovered to vary from those endorsed in this letter.

       Yours faithfully
       PGS Reservoir Limited.








       Jeremy R. Thompson M.A., C.Eng., M.I.M.M.
       Head of Reserves Evaluations

Appendix 1: Definitions & Glossary

1) The following reserves definitions are used in this letter. These are extracted from Rule 4-10(a) of Regulation S-X of the Securities Exchange act of 1934:

Proved Oil and Gas Reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions i.e. prices and costs as of the data the estimate is made. Prices include consideration of changes in existing prices provided only be contractual arrangements, but no on escalations based upon future conditions.


(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and (b) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the 'proved' classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii) Estimates of proved reserves do not include the following : (a) oil that may become available from known reservoirs but is classified separately as 'indicated additional reserves', (b) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (c) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (d) crude oil, natural gas, and natural gas liquids that may be recovered from oil shales, coal, gilsonite and other such sources.


Proved Developed Oil and Gas Reserves

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as 'proved developed reserves' only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved Undeveloped Reserves

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing well where a relatively major expenditure is required for re-completion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

                                                           PGS Reservoir Limited
                                                                PGS Thames House
                                                                  17 Marlow Road
                                                                      Maidenhead
                                                                   Berks SL6 7AA


The Directors
Fortune Oil & Gas Inc.
Suite # 305 - 1656 Martin Drive
White Rock, B.C.  V4A 6E7
CANADA

                                                                 18th March 2005

Dear Sirs,

        Re: Oil & Gas Reserves of the Camar Field, Offshore Indonesia


      At your request we have performed an independent assessment of the reserves of the Camar oilfield, offshore Indonesia. We have conducted the evaluation in accordance with accepted industry practice, based on information made available to PGS Reservoir Ltd ("PGS") during a visit to the offices of Indo-Pacific Resources (Java) Ltd in July 2004.

      A summary of the reserves assessment as at 31st December 2003 is presented below:

             ---------------------------------------------------------
             Reserves          Proved        Proved         Total
             Category:-       Developed    Undeveloped     Proved
                               mmbbls        mmbbls        mmbbls
             ---------------------------------------------------------
             Gross              0.381         0.000         0.381
             ---------------------------------------------------------
             Net to IPRJ        0.339         0.000         0.339
             ---------------------------------------------------------

      There are currently no gas reserves in the Camar field which can be admitted to the Proved category.

      The reserves have been estimated in accordance with the definition of Proved Reserves included within Rule 4-10(a) of Regulation S-X of the US Securities Exchange act of 1934.

Professional Qualifications

      PGS Reservoir Limited is an independent consultancy specialising in petroleum reservoir evaluation and economic analysis. Except for the provision of professional services on a fee basis, PGS Reservoir Limited, does not have a commercial arrangement with any other person or company involved in the interests which are the subject of this letter.

Introduction

      In carrying out this evaluation PGS have relied upon information provided by Fortune Oil & Gas Inc., via its wholly owned subsidiary Indo-Pacific Resources (Java) Ltd. (IPRJ). This consisted of engineering and exploration data, technical reports, interpreted data, costs and commercial data. The interpreted data and technical reports all pre-date Fortune's involvement in the Bawean Production Sharing Contract area, in which the Camar field lies.

      In estimating the reserves, we have used the standard techniques of petroleum engineering. The Camar field is relatively mature, and performance extrapolation methods have primarily been used to estimate reserves.

      It should be noted that whilst the uncertainty in the estimate of ultimate recovery of a mature field tends to decrease with time, the uncertainty in the reserves tends to increase in the late stages of the field's life. The absolute magnitude of the uncertainties may be decreasing, but they represent an increasing proportion of what remains.

      Reserves definitions as they apply to the estimates disclosed in this letter are presented in Appendix 1.

Camar Field


      The Camar field lies approximately 50 miles offshore the northern coast of eastern Java in the Bawean Production Sharing Contract Area. The discovery well, JS-1/1 was drilled in 1970 by Cities Service, and two appraisal wells were also drilled in the early 1970s. The discovery well tested 1,200 b/d of oil from the upper Oligocene Kujung II carbonates, but the discovery was considered non-commercial at that time, and the contract area was relinquished.

      In 1981, Kerr-McGee were awarded the Bawean Production Sharing Contract Area, and between 1982 and 1985 they drilled three further Camar field appraisal wells. Texas Eastern then drilled another two wells in 1986, having taken over operatorship from Kerr-McGee. Texas Eastern prepared a development plan for Camar, but were bought by Enterprise Oil before it was implemented. The development was therefore undertaken by Enterprise, with six development wells being drilled in 1989- 1990, and first oil production occurring from the field in 1991.

      Field performance did not live up to the operator's expectations, and the field was shut-in during 1994, due to low reservoir pressure and increasing water production problems. The Bawean PSC area was then purchased by Carmanah Resources Limited, through a wholly owned subsidiary named GFB Resources (Java) Ltd. GFB undertook some additional development drilling, and added three more development wells during 1997 - 1998. The field was again shut-in during 1999.

      In May 2000 Fortune Oil & Gas Inc. acquired the Bawean PSC area through their wholly owned subsidiary Indo-Pacific Resources (Java) Ltd., and the Camar field was re-activated to commence production again in January 2001. The field was once again shut-in at the end of March 2004, and has remained so since then. At that time, four wells from a total of nine were still on production, with around eighty five percent of the total oil production coming from one well in the southern lobe.

      The Camar field is a twin-lobed structure trending North-East to South-West, and all the oil production is from the Kujung II (upper Oligocene) unit. This unit is a complex fractured carbonate at an average depth of about 3,800 feet, which is sub-divided into upper and lower intervals, both of which are capped by shales. Oil is present in the upper limestone interval (the Kujung II Upper zone), but the potential pay zones of these reservoirs are difficult to correlate and appear to be isolated from one another. This zone was tested in the Camar 6 well, but it had poor permeability.

      The principal productive zones in the Camar field are in the lower limestone interval of the Kujung II unit, which are subdivided into the Kujung II LL1, LL2, LL3, and LL4 zones, from youngest to oldest. The Kujung II unit is heterogeneous, and was deposited in a low-energy, carbonate shelf environment. Below the LL4 limestone is a clastic zone - the LL4 sandstone. This zone has proved reserves in the Camar 6 well over a limited area of the North-Eastern lobe.

      The Kujung II reservoirs are cut by faults and fractures related to the underlying basement topography that increases original matrix permeability and improves flow into existing producing wells.

      Above the Kujung II unit lies the Kujung I unit, which is a massive, fractured, shallow marine limestone deposit at a depth of approximately 2,700 feet. It conformably overlies the Kujung II carbonates, and is gas bearing, although the only production from this unit is gas for use in gas-lifting wells completed on the Kujung II.

      The producing mechanism for the field is a mixture of simple depletion and natural water influx. However, the natural water drive is not particularly strong, and reservoir pressures have dropped below the bubble point of the oil, leading to increased gas-oil ratios. Nevertheless, water is able to enter the wells via the fracture network, resulting in high producing water cuts in many of the wells. No secondary recovery projects have been implemented in the Camar field, and no fluids are injected into the reservoir.

      Camar oil is sweet, with an gravity of around 38(degree) API, and an initial solution gas-oil ratio of approximately 550 scf/bbl.

       The field producing infrastructure consists of three fixed structures, plus a floating storage vessel named the Fortuna Ayu. A central processing platform is located on the southern lobe of the field, and this platform processes all the field production and pipes the stabilized oil to the floating storage unit. The platform is unmanned; all production operations are controlled from the Fortuna Ayu.

       Two further structures are located in the northern lobe of the field, these being a wellhead production platform which is host to three production wells, and a monopod tower which is host to an additional two wells. Produced fluids from these two platforms are sent to the central processing platform via a 6" pipeline.

       Produced gas in excess of fuel requirements is flared.

       Camar is operated under a production sharing contract, which for this field has relatively straight-forward terms. There is no royalty, although there is a "First Tranche Provision" (FTP) which is a percentage of the gross production revenue that is shared directly with the government, before any cost recovery or profit oil is taken. The FTP is 20 percent of the gross production revenue, and the contractor group is entitled to a 45.45 percent share of it. Allowable costs are recovered from the remaining 80 percent of the gross production, with any unused cost oil being shared with the government in the same proportions as the FTP.

       Because the field has historically not performed as well as the operator had predicted, there is a large un-recovered cost pool still associated with the Camar field, and consequently all the permitted cost oil allowance will revert to the contractor group. Indo-Pacific Resources
       (Java) Ltd therefore retains 89.09 percent of the proceeds of the crude sales. Sales are normally made to Pertamina for US dollars at the prevailing Indonesian crude price, which tends to approximate the price received for West Texas Intermediate.

       Reserves for the Camar field have been estimated using extrapolations of existing performance trends, and the predicted profile has been truncated in the month when the gross revenue is exceeded by the field operating costs. The oil price used in the economic limit calculation is the average WTI price for the week in which the 31st December falls, and the fixed and variable operating costs have been estimated from copies of the financial reports submitted by Indo-Pacific Resources (Java) Ltd. to the Indonesian authorities.

       There are no further development activities or production enhancement projects in the future budgets which can be expected to arrest the decline trends observed in the historical production data, or result in any future reserve additions. If the field was shut-in prior to the year-end, it has been assumed that production would re-commence at the beginning of the new year.

       As of the 31st December 2003, the ultimate recovery and remaining reserves for the Camar field are estimated to be as follows:


                             Gross                             Net
               Cumulative    Annual     Average  Cumulative   Annual    Average
      Year     Production  Production    Rate    Production Production    Rate
                 mmbbls      mmbbls     bbls/d     mmbbls     mmbbls     bbls/d

    31-Dec-03    10.057                            8.960
    31-Dec-04    10.249      0.192        524      9.131      0.171       467
    31-Dec-05    10.366      0.117        321      9.235      0.104       286
    31-Dec-06    10.438      0.072        197      9.299      0.064       175
    31-Dec-07    10.438      0.000          0      9.299      0.000         0
    31-Dec-08    10.438      0.000          0      9.299      0.000         0

  Reserves at   31-Dec-03    0.381     mmbbls      0.339     mmbbls       net


      This evaluation has been supervised by Mr. J. R. Thompson, Head of Reserves Evaluations for PGS Reservoir Limited. Mr. Thompson has 31 years of varied petroleum and reservoir engineering experience. He has an MA in Natural Sciences, and is a Chartered Engineer. Other PGS employees involved in this work hold at least a bachelor degree (or its equivalent) in geology, geophysics, petroleum engineering or a related subject and have at least five years' relevant experience in the practice of geology, geophysics or petroleum engineering.

Basis of Opinion

       The evaluation presented in this letter reflects our informed judgements based on accepted standards of professional investigation, but is subject to generally recognised uncertainties associated with the interpretation of geological, geophysical and engineering data. The valuation has been conducted within our understanding of the effects of petroleum legislation, taxation, and other regulations that currently apply to the Camar Field. However, PGS is not in a position to attest to property title, financial interest relationships or encumbrances related to these properties.

       It should be understood that any evaluation of hydrocarbon resources, is subject to government policies and market conditions prevailing at the time of the evaluation. Future changes can cause the total quantities of petroleum recovered to vary from those endorsed in this letter.

       Yours faithfully
       PGS Reservoir Limited.








       Jeremy R. Thompson M.A., C.Eng., M.I.M.M.
       Head of Reserves Evaluations

Appendix 1: Definitions & Glossary

1) The following reserves definitions are used in this letter. These are extracted from Rule 4-10(a) of Regulation S-X of the Securities Exchange act of 1934:

Proved Oil and Gas Reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions i.e. prices and costs as of the data the estimate is made. Prices include consideration of changes in existing prices provided only be contractual arrangements, but no on escalations based upon future conditions.


(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and (b) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the 'proved' classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii) Estimates of proved reserves do not include the following : (a) oil that may become available from known reservoirs but is classified separately as 'indicated additional reserves', (b) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (c) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (d) crude oil, natural gas, and natural gas liquids that may be recovered from oil shales, coal, gilsonite and other such sources.


Proved Developed Oil and Gas Reserves

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as 'proved developed reserves' only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved Undeveloped Reserves

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing well where a relatively major expenditure is required for re-completion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

                                                           PGS Reservoir Limited
                                                                PGS Thames House
                                                                  17 Marlow Road
                                                                      Maidenhead
                                                                   Berks SL6 7AA


The Directors
Fortune Oil & Gas Inc.
Suite # 305 - 1656 Martin Drive
White Rock, B.C.  V4A 6E7
CANADA

                                                                 18th March 2005

Dear Sirs,

        Re: Oil & Gas Reserves of the Camar Field, Offshore Indonesia


      At your request we have performed an independent assessment of the reserves of the Camar oilfield, offshore Indonesia. We have conducted the evaluation in accordance with accepted industry practice, based on information made available to PGS Reservoir Ltd ("PGS") during a visit to the offices of Indo-Pacific Resources (Java) Ltd in July 2004.

      A summary of the reserves assessment as at 31st December 2004 is presented below:

             ---------------------------------------------------------
             Reserves          Proved        Proved         Total
             Category:-       Developed    Undeveloped     Proved
                               mmbbls        mmbbls        mmbbls
             ---------------------------------------------------------
             Gross              0.237         0.000         0.237
             ---------------------------------------------------------
             Net to IPRJ        0.211         0.000         0.211
             ---------------------------------------------------------

      There are currently no gas reserves in the Camar field which can be admitted to the Proved category.

      The reserves have been estimated in accordance with the definition of Proved Reserves included within Rule 4-10(a) of Regulation S-X of the US Securities Exchange act of 1934.

Professional Qualifications

      PGS Reservoir Limited is an independent consultancy specialising in petroleum reservoir evaluation and economic analysis. Except for the provision of professional services on a fee basis, PGS Reservoir Limited, does not have a commercial arrangement with any other person or company involved in the interests which are the subject of this letter.

Introduction

      In carrying out this evaluation PGS have relied upon information provided by Fortune Oil & Gas Inc., via its wholly owned subsidiary Indo-Pacific Resources (Java) Ltd. (IPRJ). This consisted of engineering and exploration data, technical reports, interpreted data, costs and commercial data. The interpreted data and technical reports all pre-date Fortune's involvement in the Bawean Production Sharing Contract area, in which the Camar field lies.

      In estimating the reserves, we have used the standard techniques of petroleum engineering. The Camar field is relatively mature, and performance extrapolation methods have primarily been used to estimate reserves.

      It should be noted that whilst the uncertainty in the estimate of ultimate recovery of a mature field tends to decrease with time, the uncertainty in the reserves tends to increase in the late stages of the field's life. The absolute magnitude of the uncertainties may be decreasing, but they represent an increasing proportion of what remains.

      Reserves definitions as they apply to the estimates disclosed in this letter are presented in Appendix 1.

Camar Field


      The Camar field lies approximately 50 miles offshore the northern coast of eastern Java in the Bawean Production Sharing Contract Area. The discovery well, JS-1/1 was drilled in 1970 by Cities Service, and two appraisal wells were also drilled in the early 1970s. The discovery well tested 1,200 b/d of oil from the upper Oligocene Kujung II carbonates, but the discovery was considered non-commercial at that time, and the contract area was relinquished.

      In 1981, Kerr-McGee were awarded the Bawean Production Sharing Contract Area, and between 1982 and 1985 they drilled three further Camar field appraisal wells. Texas Eastern then drilled another two wells in 1986, having taken over operatorship from Kerr-McGee. Texas Eastern prepared a development plan for Camar, but were bought by Enterprise Oil before it was implemented. The development was therefore undertaken by Enterprise, with six development wells being drilled in 1989- 1990, and first oil production occurring from the field in 1991.

      Field performance did not live up to the operator's expectations, and the field was shut-in during 1994, due to low reservoir pressure and increasing water production problems. The Bawean PSC area was then purchased by Carmanah Resources Limited, through a wholly owned subsidiary named GFB Resources (Java) Ltd. GFB undertook some additional development drilling, and added three more development wells during 1997 - 1998. The field was again shut-in during March 1999.

      In May 2000 Fortune Oil & Gas Inc. acquired the Bawean PSC area through their wholly owned subsidiary Indo-Pacific Resources (Java) Ltd., and the Camar field was re-activated to commence production again in January 2001. The field was once again shut-in at the end of March 2004, and has remained so since then. At that time, four wells from a total of nine were still on production, with around eighty five percent of the total oil production coming from one well in the southern lobe.

      The Camar field is a twin-lobed structure trending North-East to South-West, and all the oil production is from the Kujung II (upper Oligocene) unit. This unit is a complex fractured carbonate at an average depth of about 3,800 feet, which is sub-divided into upper and lower intervals, both of which are capped by shales. Oil is present in the upper limestone interval (the Kujung II Upper zone), but the potential pay zones of these reservoirs are difficult to correlate and appear to be isolated from one another. This zone was tested in the Camar 6 well, but it had poor permeability.

      The principal productive zones in the Camar field are in the lower limestone interval of the Kujung II unit, which are subdivided into the Kujung II LL1, LL2, LL3, and LL4 zones, from youngest to oldest. The Kujung II unit is heterogeneous, and was deposited in a low-energy, carbonate shelf environment. Below the LL4 limestone is a clastic zone - the LL4 sandstone. This zone has proved reserves in the Camar 6 well over a limited area of the North-Eastern lobe.

      The Kujung II reservoirs are cut by faults and fractures related to the underlying basement topography that increases original matrix permeability and improves flow into existing producing wells.

      Above the Kujung II unit lies the Kujung I unit, which is a massive, fractured, shallow marine limestone deposit at a depth of approximately 2,700 feet. It conformably overlies the Kujung II carbonates, and is gas bearing, although the only production from this unit is gas for use in gas-lifting wells completed on the Kujung II.

      The producing mechanism for the field is a mixture of simple depletion and natural water influx. However, the natural water drive is not particularly strong, and reservoir pressures have dropped below the bubble point of the oil, leading to increased gas-oil ratios. Nevertheless, water is able to enter the wells via the fracture network, resulting in high producing water cuts in many of the wells. No secondary recovery projects have been implemented in the Camar field, and no fluids are injected into the reservoir.

      Camar oil is sweet, with an gravity of around 38(degree) API, and an initial solution gas-oil ratio of approximately 550 scf/bbl.

       The field producing infrastructure consists of three fixed structures, plus a floating storage vessel named the Fortuna Ayu. A central processing platform is located on the southern lobe of the field, and this platform processes all the field production and pipes the stabilized oil to the floating storage unit. The platform is unmanned; all production operations are controlled from the Fortuna Ayu.

       Two further structures are located in the northern lobe of the field, these being a wellhead production platform which is host to three production wells, and a monopod tower which is host to an additional two wells. Produced fluids from these two platforms are sent to the central processing platform via a 6" pipeline.

       Produced gas in excess of fuel requirements is flared.

       Camar is operated under a production sharing contract, which for this field has relatively straight-forward terms. There is no royalty, although there is a "First Tranche Provision" (FTP) which is a percentage of the gross production revenue that is shared directly with the government, before any cost recovery or profit oil is taken. The FTP is 20 percent of the gross production revenue, and the contractor group is entitled to a 45.45 percent share of it. Allowable costs are recovered from the remaining 80 percent of the gross production, with any unused cost oil being shared with the government in the same proportions as the FTP.

       Because the field has historically not performed as well as the operator had predicted, there is a large un-recovered cost pool still associated with the Camar field, and consequently all the permitted cost oil allowance will revert to the contractor group. Indo-Pacific Resources
       (Java) Ltd therefore retains 89.09 percent of the proceeds of the crude sales. Sales are normally made to Pertamina for US dollars at the prevailing Indonesian crude price, which tends to approximate the price received for West Texas Intermediate.

       Reserves for the Camar field have been estimated using extrapolations of existing performance trends, and the predicted profile has been truncated in the month when the gross revenue is exceeded by the field operating costs. The oil price used in the economic limit calculation is the average WTI price for the week in which the 31st December falls, and the fixed and variable operating costs have been estimated from copies of the financial reports submitted by Indo-Pacific Resources (Java) Ltd. to the Indonesian authorities.

       There are no further development activities or production enhancement projects in the future budgets which can be expected to arrest the decline trends observed in the historical production data, or result in any future reserve additions. If the field was shut-in prior to the year-end, it has been assumed that production would re-commence at the beginning of the new year.

       As of the 31st December 2004, the ultimate recovery and remaining reserves for the Camar field are estimated to be as follows:


                            Gross                               Net
              Cumulative    Annual    Average    Cumulative    Annual    Average
      Year    Production  Production    Rate     Production  Production     Rate
                 mmbbls     mmbbls     bbls/d      mmbbls      mmbbls     bbls/d

    31-Dec-04    10.101                            8.999
    31-Dec-05    10.219     0.118       323        9.104       0.105       287
    31-Dec-06    10.291     0.072       198        9.168       0.064       176
    31-Dec-07    10.335     0.044       121        9.208       0.039       107
    31-Dec-08    10.338     0.003         8        9.210       0.003         7
    31-Dec-09    10.338     0.000         0        9.210       0.000         0

  Reserves at  31-Dec-04    0.237    mmbbls        0.211      mmbbls       net


      This evaluation has been supervised by Mr. J. R. Thompson, Head of Reserves Evaluations for PGS Reservoir Limited. Mr. Thompson has 31 years of varied petroleum and reservoir engineering experience. He has an MA in Natural Sciences, and is a Chartered Engineer. Other PGS employees involved in this work hold at least a bachelor degree (or its equivalent) in geology, geophysics, petroleum engineering or a related subject and have at least five years' relevant experience in the practice of geology, geophysics or petroleum engineering.

Basis of Opinion

      The evaluation presented in this letter reflects our informed judgements based on accepted standards of professional investigation, but is subject to generally recognised uncertainties associated with the interpretation of geological, geophysical and engineering data. The valuation has been conducted within our understanding of the effects of petroleum legislation, taxation, and other regulations that currently apply to the Camar Field. However, PGS is not in a position to attest to property title, financial interest relationships or encumbrances related to these properties.

      It should be understood that any evaluation of hydrocarbon resources, is subject to government policies and market conditions prevailing at the time of the evaluation. Future changes can cause the total quantities of petroleum recovered to vary from those endorsed in this letter.

      Yours faithfully
      PGS Reservoir Limited.








       Jeremy R. Thompson M.A., C.Eng., M.I.M.M.
       Head of Reserves Evaluations


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Appendix 1: Definitions & Glossary

1) The following reserves definitions are used in this letter. These are extracted from Rule 4-10(a) of Regulation S-X of the Securities Exchange act of 1934:

Proved Oil and Gas Reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions i.e. prices and costs as of the data the estimate is made. Prices include consideration of changes in existing prices provided only be contractual arrangements, but no on escalations based upon future conditions.


(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and (b) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the 'proved' classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii) Estimates of proved reserves do not include the following : (a) oil that may become available from known reservoirs but is classified separately as 'indicated additional reserves', (b) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (c) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (d) crude oil, natural gas, and natural gas liquids that may be recovered from oil shales, coal, gilsonite and other such sources.


Proved Developed Oil and Gas Reserves

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as 'proved developed reserves' only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

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Proved Undeveloped Reserves

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing well where a relatively major expenditure is required for re-completion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.